Morgan Stanley Institutional Fund, Inc.

522 Fifth Avenue

New York, NY 10036

July 3, 2012

VIA EDGAR

U.S. Securities and Exchange Commission

Judiciary Plaza

100 F Street, N.E.

Washington, D.C. 20549

Re:                               Morgan Stanley Institutional Fund, Inc.

Securities Act File No. 333-181285

Pre-Effective Amendment No. 1

SEC Accession No.: 0001104659-12-047025

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “1933 Act”), Morgan Stanley Institutional Fund, Inc. (the “Registrant”) requests that Pre-Effective Amendment No. 1 (the “Amendment”) to the Registrant’s registration statement on Form N-14 filed on June 29, 2012 be withdrawn. The reason for withdrawal is that the Amendment was filed using the incorrect 1933 Act file number.

The Amendment has not yet become effective and no securities have been sold in connection with the filing.  Accordingly, the Registrant believes that withdrawal of the Amendment is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a).

Should you have any questions regarding the Amendment or the foregoing matters, please do not hesitate to contact me at 212.296.6988.

Very truly yours,

/s/ Mary E. Mullin
Mary E. Mullin
Secretary

cc:  Stefanie V. Chang Yu